COBHAM


06016186

Brook Road, Wimborne
Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19917

17th August 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA


PROCESSING
SEC MAIL RECEIVED
AUG 3 1 2006
WASH. DC
151

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

SUPPL

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 4 August 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 9 August 2006.
3. Stock Exchange announcement relating to the notice of results dated 16 August 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
AUG 2 4 2006
THOMSON
FINANCIAL

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 4th August 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated 2nd August 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £10,355.18) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 12,560 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 2nd August 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



Chairman

Closure report dated 2nd August 2006														Schedule 1.1 to		
Originator: Yorkshire Building Society														General Purposes committee minute		
														dated 4th August 2006		
Account No.	Grant Date	Term	Share price	Share premium					No. of shares	£	Address details:					Company
008879072365	161104	3	1.076	1.051	MR	ANDERSON	AA	YE873596B	910	979.16	10 WARREN AVENUE	CHANDLER'S FORD	EASTLEIGH	SO53 2JL	ALLAN	FRH
008870740065	161104	7	1.076	1.051	MR	JONES	G	WL123857A	1010	1,086.76	18 ELLIOTT DRIVE	WELLESBOURNE	WARWICK	CV35 9RS	GARETH	PRECAN
004830237863	141102	5	0.769	0.744	MRS	MENAGE	RP	YZ647518A	9200	7,074.80	7 BYRON CLOSE	LUDGERSHALL	ANDOVER	SP11 9QX	ROSE PATRICIA	WDS
004830100263	141102	5	0.769	0.744	MR	SMITH	SR	WK243253C	810	622.89	1 DRAYTON PLACE	TOTTON	SOUTHAMPTON	SO40 8SP	STEPHEN ROBERT	WDS
005175399264	141103	3	0.939	0.914	MR	SMITH	SR	WK243253C	630	591.57	1 DRAYTON PLACE	TOTTON	SOUTHAMPTON	SO40 8SP	STEPHEN ROBERT	WDS
Totals									12560	£10,355.18						

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	04	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	12,560		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 12,560
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 9/8/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 2nd August 2006														Schedule 1.1 to		
Originator: Yorkshire Building Society														General Purposes committee minute		
														dated 4th August 2006		
Account No.	Grant Date	Term	Share price	Share premium					No. of shares	£	Address details:					Company
008879072365	161104	3	1.076	1.051	MR	ANDERSON	AA	YE873596B	910	979.16	10 WARREN AVENUE	CHANDLER'S FORD	EASTLEIGH	SO53 2JL	ALLAN	FRH
008870740065	161104	7	1.076	1.051	MR	JONES	G	WL123857A	1010	1,086.76	18 ELLIOTT DRIVE	WELLESBOURNE	WARWICK	CV35 9RS	GARETH	PRECAN
004830237863	141102	5	0.769	0.744	MRS	MENAGE	RP	YZ647518A	9200	7,074.80	7 BYRON CLOSE	LUDGERSHALL	ANDOVER	SP11 9QX	ROSE PATRICIA	WDS
004830100263	141102	5	0.769	0.744	MR	SMITH	SR	WK243253C	810	622.89	1 DRAYTON PLACE	TOTTON	SOUTHAMPTON	SO40 8SP	STEPHEN ROBERT	WDS
005175399264	141103	3	0.939	0.914	MR	SMITH	SR	WK243253C	630	591.57	1 DRAYTON PLACE	TOTTON	SOUTHAMPTON	SO40 8SP	STEPHEN ROBERT	WDS
Totals									12560	£10,355.18						



Company	Cobham PLC
TIDM	COB
Headline	Notice of Results
Released	13:45 16-Aug-06
Number	7438H

RNS Number:7438H
Cobham PLC
16 August 2006

For immediate release 16 August 2006

Cobham plc

Notification of Interim Results

Cobham plc will be announcing its interim results for the six months ended 30 June 2006 on Tuesday, 12th September 2006.

- ends -

Enquiries:

Cobham plc 01202 857 998
Julian Wais, Director of Investor Relations

Weber Shandwick Square Mile 020 7067 0700
Helen Thomas / Lana Pugh

This information is provided by RNS
The company news service from the London Stock Exchange

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